03035145

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments Inc.
Exact Name of Registrant as Specified in Charter

0000882253
Registrant CIK Number

Form 8-K, August 29, 2003, Series 2003-2

333-68542

Name of Person Filing the Document
(If Other than the Registrant)

SEP 2 2003

PROCESSED
OCT 15 2003
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.

By: /s/: Baron Silverstein
Name: Baron Silverstein
Title: Vice President

Dated: August 29, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 29, 2003

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.
(Exact name of registrant as specified in its charter)

Delaware	333-68542	13-3633241
(State or Other Jurisdiction of Incorporation)	*(Commission File Number)*	*(I.R.S. Employer Identification No.)*

383 Madison Avenue New York, New York	10179
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code, is (212) 272-2000

Item 5. Other Events.

On or about August 29, 2003, the Registrant will cause the issuance and sale of approximately $399,734,100 initial principal amount of Bear Stearns ALT-A Trust Mortgage Pass-Through Certificates, Series 2003-2 (the "Certificates") pursuant to a Pooling and Servicing Agreement to be dated as of August 1, 2003, among the Registrant as seller, Wells Fargo Bank Minnesota, National Association as master servicer and securities administrator, EMC Mortgage Corporation and JPMorgan Chase Bank, as trustee.

In connection with the sale and the Series 2003-2, Class A, Class M-1, Class M-2 and Class M-3 Certificates (together the "Underwritten Certificates"), the Registrant has been advised by Bear, Stearns & Co. Inc. (the "Underwriter"), that the Underwriter has furnished to prospective investors certain computational materials (the "Computational Materials") with respect to the Underwritten Certificates following the effective date of Registration Statement No. 333-68542, which Computational Materials are being filed as exhibits to this report,

The Computational Materials have been provided by the Underwriter. The information in the Computational Materials is preliminary and may be superseded by the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission.

The Computational Materials were prepared by the Underwriter at the request of certain prospective investors, based on assumptions provided by, and satisfying the special requirements of, such prospective investors. The Computational Materials may be based on assumptions that differ from the assumptions set forth in the Prospectus Supplement. The Computational Materials may not include, and do not purport to include, information based on assumptions representing a complete set of possible scenarios. Accordingly, the Computational Materials may not be relevant to or appropriate for investors other than those specifically requesting them.

In addition, the actual characteristics and performance of the mortgage loans underlying the Underwritten Certificates (the "Mortgage Loans") may differ from the assumptions used in the Computational Materials, which are hypothetical in nature and which were provided to certain investors only to give a general sense of how the yield, average life, duration, expected maturity, interest rate sensitivity and cash flow characteristics of the Underwritten Certificates might vary under varying prepayment and other scenarios. Any difference between such assumptions and the actual characteristics and performance of the Mortgage Loans will affect the actual yield, average life, duration, expected maturity, interest rate sensitivity and cash flow characteristics of the Underwritten Certificates.

Item 7. Financial Statements, *Pro Forma* Financial Information and Exhibits

(a) Financial Statements.

Not applicable.

(b) *Pro Forma* Financial Information.

Not applicable.

(c) Exhibits

Exhibit No.	**Item 601(a) of Regulation S-K Exhibit No.**	**Description**
1	99	Computational Materials—Computational Materials (as defined in Item 5) that have been provided by the Underwriter to certain prospective purchasers of Bear Stearns ALT-A Trust Mortgage Pass-Through Certificates, Series 2003-2

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENTS INC.

By: s/Baron Silverstein
Name: Baron Silverstein
Title: Vice President

Dated: August 27, 2003

EXHIBIT INDEX

Exhibit Number	Item 601(a) of Regulation S-K Exhibit No.	Sequentially Numbered Description	Page
1	99	Computational Materials	6

EXHIBIT 99

New Issue Computational Materials

$399,734,000 (approximate)

Bear Stearns ALT-A Trust, Mortgage Pass-Through Certificates, Series 2003-2

Structured Asset Mortgage Investments Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller

Wells Fargo Bank Minnesota, National Association
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All Statistical Information is based upon information as of August 1, 2003

August 28, 2003

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Bear, Stearns & Co. Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Bear, Stearns & Co. Inc. Trading Desk at (212) 272-4976.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Bear Stearns Alt-A ARM Trust 2003-2

Certificate Information to 20% Optional Clean-Up Call

Class	Certificate Size (1)	Ratings Moody's/S&P	CE Levels (1)	Pass-Thru Rate	Window (mos)	WAL (yrs)	Certificate Type
			Offered Certificates				
A	$371,752,600	Aaa/AAA	7.00% (2)	LIBOR (3)(5)	1-54	2.1	Senior
M-1	$14,990,000	Aa2/AA	3.25% (2)	LIBOR (4)(5)	38-54	3.8	Mezzanine
M-2	$7,994,700	A2/A	1.25% (2)	LIBOR (4)(5)	37-54	3.8	Mezzanine
M-3	$4,996,700	Baa2/BBB	0.00% (2)	LIBOR (4)(5)	37-54	3.8	Subordinate
			Not Offered Hereby				
B-IO	Notional	NR	Information Not Provided Hereby				Interest Only
XP	$100	NR	Information Not Provided Hereby				Prepay Penalties Only
R	NA	NR	Information Not Provided Hereby				Residual

NOTES:
- Prepayment Pricing Speed Assumption is 30% CPR
- Certificates are subject to a variance of +/- 10%
- Certificates will settle flat and accrue interest on an actual/360 basis
- See Exhibit II for the expected Available Funds Cap Schedule
- See Exhibit III for yield tables run to the 20% Call and to Maturity

(1) The class sizes and credit enhancement levels are subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread.

(2) Credit enhancement for the Certificates will be provided by a combination of subordination, OC and excess spread all as more fully described herein. The expected initial credit enhancement percentages are as provided above. The initial OC amount will equal 0.00% as of the Cut-Off Date. Beginning on the Distribution Date in November 2003, all excess spread will be applied to pay principal, resulting in a limited acceleration of the Certificates thereby creating OC up to an OC Target, expected to be approximately 0.50% of the Cut-Off Date unpaid principal balance of the mortgage loans.

(3) The Pass-Through Rate for the Class A Certificates will be the least of (a) a floating rate based on One-Month LIBOR plus the respective Margin, (b) 11.500% per annum and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the mortgage loans. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class A-1 Certificates will increase to 2 times the original margin.

(4) The Pass-Through Rate for the Class M-1, Class M-2 and Class M-3 Certificates will be the least of (a) a floating rate based upon One-Month LIBOR plus the respective Margin, (b) 11.500% per annum and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the mortgage loans. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class M-1, Class M-2 and Class M-3 Certificates will increase to 1.5 times the original margin.

(5) The holders of the Class A, Class M-1, Class M-2 and Class M-3 Certificates will be entitled to the benefit of a Yield Maintenance Agreement (as described more fully herein) purchased with respect to the Offered Certificates. See Yield Maintenance Agreement below.

THE MORTGAGE LOANS

- The mortgage loans consist of conventional, one- to four-family, hybrid and adjustable-rate mortgage loans secured by first liens on residential mortgage properties as briefly described in the table below and as more fully described in PDF file attached hereto.
- The three largest originators of the mortgage loans are First Nevada (approximately 20%), Greenpoint (20%), and Ivy Mortgage (approximately 14%). In addition, approximately 40% of the mortgage loans are being acquired from EMC Mortgage who acquired those loans from various sellers. The remainder of the mortgage loans were originated by various originators, none of which originated more than 10% of the mortgage loans. The underwriting guidelines for the largest originators will be more fully described in the prospectus supplement.
- As of the Cut-Off Date, none of the mortgage loans will be 31-60 days delinquent. None of the mortgage loans will be 61 or more days delinquent as of the Cut-off Date.
- Approximately 54% of the mortgage loans provide for a period of interest only payments before they convert to fully amortizing. Such interest only period ranges from 3 to 10 years depending upon the product type.
- Approximately 49% of the mortgage loans provide for a payment of a prepayment premium during the first six months to five years after origination. Any prepayment premiums will not be passed through to Certificateholders.
- All of the mortgage loans secured by properties located in Georgia are not subject to the Georgia Fair Lending Act (GFLA) as enacted between October 1, 2002 and March 7, 2003.
- The information related to the mortgage loans described herein is preliminary and is meant to reflect information as of the Cut-off Date. It is expected that on or prior to the Closing Date, unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. Additional similar mortgage loans may be included. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown herein.**

Loan Description	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
1-Month CMT	0.73%	3.299%	2.924%	275	2.220%	1.845%	6.29%	0.00%	12.136.%	1
1-Month LIBOR	5.93%	3.802%	3.427%	356	2.392%	2.017%	1.17%	1.00%	11.696%	1
1-Month PRIME	0.08%	4.625%	4.250%	278	2.000%	1.625%	5.88%	0.00%	12.000%	1
6-Month LIBOR	1.79%	5.200%	4.825%	348	2.346%	1.971%	1.00%	1.00%	11.927%	3
COFI	0.10%	5.000%	4.625%	348	2.750%	2.375%	0.00%	0.00%	11.950%	1
MTA	0.13%	3.572%	3.197%	250	2.557%	2.182%	7.50%	7.00%	11.513%	1
1-Year CMT	0.24%	4.817%	4.442%	355	2.750%	2.375%	2.00%	2.00%	10.817%	7
2/6 Hybrid – LIBOR	15.78%	6.837%	6.461%	355	3.858%	[illegible]	3.79%	1.01%	12.233%	19
3/6 Hybrid – LIBOR	10.25%	6.162%	5.787%	355	2.675%	2.300%	4.28%	1.04%	11.613%	31
5/1 Hybrid – CMT	2.18%	5.410%	5.071%	336	2.817%	2.478%	5.05%	2.00%	[illegible]	44
5/1 Hybrid – LIBOR	1.31%	4.871%	4.497%	356	2.314%	1.939%	5.31%	2.00%	9.490%	56
5/6 Hybrid – LIBOR	60.53%	6.092%	5.709%	357	2.622%	2.239%	5.25%	1.08%	11.371%	57
7/1 Hybrid – CMT	0.09%	6.625%	6.250%	355	2.750%	2.375%	5.00%	2.00%	11.630%	79
7/1 Hybrid – LIBOR	0.10%	5.500%	5.125%	353	2.750%	2.375%	7.50%	2.00%	7.500%	77
7/6 Hybrid – LIBORT	0.36%	6.058%	5.683%	355	2.297%	1.922%	5.54%	1.47%	11.646%	79
10/6 Hybrids – LIBOR	0.40%	6.533%	6.093%	350	2.185%	1.744%	5.67%	1.21%	12.200%	110

Totals:	100%	6.007%	5.627%	355	2.798%	2.419%	4.61%	1.10%	11.546%	43

Bear Stearns Alt-A ARM Trust 2003-2
Publicly Offered Certificate Computational Materials: Preliminary Term Sheet

Summary of Terms:

Depositor:	Structured Asset Mortgage Investments Inc.
Mortgage Loan Seller:	EMC Mortgage Corporation (an affiliate of the Depositor, Underwriter and Yield Maintenance Provider)
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Underlying Servicers:	The mortgage loans are serviced by 7 primary servicers. The two largest primary servicers are Alliance Mortgage Company (approximately 60%) and EMC Mortgage Corporation (approximately 37%). All other servicers comprise less than 2% of the mortgage pool.
Underwriter:	Bear, Stearns & Co. Inc.
Yield Maintenance Provider:	Bear Stearns Financial Products Inc., a bankruptcy remote derivatives product company which maintains a ratings classification of AAA/Aaa from S&P and Moodys and is an affiliate of the Depositor and Underwriter).
Trustee:	JPMorgan Chase Bank
Rating Agencies:	Moody's Investors Service, Inc. and Standard & Poor's, a division of the McGraw-Hill Companies, Inc.
Cut-off Date:	August 1, 2003
Settlement Date:	On or about August 29, 2003
Distribution Date:	25th day of each month (or the next business day), commencing in September 2003
Optional Clean-Up Call:	EMC Mortgage Corporation , as servicer of a portion of the mortgage loans, may repurchase from the trust all of the mortgage loans at Par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 20% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date.
Registration:	The Class A, Class M-1, Class M-2 and Class M-3 Certificates will be available in book-entry form through DTC.
Denominations:	The Class A, Class M-1, Class M-2 and Class M-3 Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Federal Tax Aspects:	REMIC (one or more)
ERISA Considerations:	The Bear Stearns underwriters exemption is expected to be available for the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates and the Class M-3 certificates. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Certificates to a transaction prohibited or not otherwise permissible under ERISA.
SMMEA Eligibility:	The Class A and Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: Each servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the related servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses. If the servicer fails to make delinquency advances, the Master Servicer will be obligated to make such advances, but only in an amount not to exceed the master servicing fee for the related period.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the applicable Servicing Fee Rate, (2) the applicable Master Servicing Fees and (3) Trustee Fee.

Interest Payments: On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "accrual period" for all of the Certificates will be the period from and including the preceding Distribution Date (or from the Settlement Date with respect to the first Distribution Date) to and including the day prior to the current Distribution Date. The trustee will calculate interest on the Certificates on an actual/360 basis. The Certificates will settle flat on the Closing Date.

Principal Payments: The Class M-1, Class M-2 and Class M-3 Certificates will not receive any principal payments until on or after the Stepdown Date or during a Trigger Event, unless the principal balance of the Class A Certificates is equal to zero.

On or after the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A, Class M-1, Class M-2 and Class M-3 Certificates as described under the "Priority of Payments."

Credit Enhancement:	• Subordination: Initially, 7.00% for the Class A Certificates, 3.25% for the Class M-1 Certificates, 1.25% for the Class M-2 Certificates and 0.00% for the Class M-3 Certificates • Overcollateralization ("OC") **Initial** (% Orig.) 0.00% **OC Target** (% Orig.) 0.50% **Stepdown** (% Current) None **OC Floor** (% Orig.) 0.50% • Excess spread, which will initially be equal to approximately 409 bps. per annum (before losses) as of the Cut-off Date, is expected to be available cover losses and to build OC commencing on the Distribution Date in November 2003.
Interest Funds:	With respect to any Distribution Date, the interest portion of all scheduled or unscheduled collections received or advanced on each mortgage loan.
Interest Distribution Amount:	For any Distribution Date, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance of such Certificates immediately prior to such Distribution Date, in each case, reduced by any prepayment interest shortfalls to the extent not covered by compensating interest payable by the Master Servicer, and certain other shortfalls.
Principal Funds:	With respect to any Distribution Date, the principal portion of all scheduled or unscheduled collections received or advanced on each mortgage loan.
Principal Distribution Amount:	With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.
Basic Principal Distribution Amount:	With respect to any Distribution Date, the Principal Funds for such Distribution Date.
Extra Principal Distribution Amount:	With respect to any Distribution Date, the lesser of (x) the related Net Monthly Excess Cash-flow for such Distribution Date and (y) the related Overcollateralization Deficiency Amount for such Distribution Date.
Net Monthly Excess Cash-flow:	For any Distribution Date, the excess of (x) the sum of Interest Funds and Principal Funds for such Distribution Date over (y) the sum for such Distribution Date of (A) the Interest Distribution Amounts for the Certificates, (B) the Unpaid Interest Shortfall Amounts for the Class A Certificates and (C) the Basic Principal Distribution Amount.
Stepdown Date:	The earlier to occur of (i) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in September 2006 and (y) the first Distribution Date for which the Certificate Principal Balance of the Class M Certificates plus the Overcollateralization Amount divided by the aggregate Stated Principal Balance of the mortgage loans is greater than or equal to 15.00%.

Trigger Event:

A 'Trigger Event,' with respect to each Distribution Date on or after the Stepdown Date, exists if the average over the three due periods immediately preceding such Distribution Date of a fraction expressed as a percentage, the numerator of which is the sum of the Stated Principal Balances of the mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties, and the denominator of which is the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period, equals or exceeds 50% of a fraction expressed as a percentage the numerator of which is of the aggregate principal amount of the Class M Certificates plus the related Overcollateralization Amount for such Distribution Date and the denominator of which is the Stated Principal Balance of the mortgage loans as of the last day of such due period.

Priority of Payments:

On each Distribution Date, distributions on the Certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1) To the holders of the Class A Certificates, the Interest Distribution Amount and the related Unpaid Interest Shortfall Amount; and
2) To the holders of the Class M-1, Class M-2 and Class M-3 Certificates, sequentially, the Interest Distribution Amount for such class;

Principal Distributions:

Principal will be distributed as follows to the extent of Principal Funds and the Extra Principal Distribution Amount:

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) To the holders of the Class A Certificates, the Principal Distribution Amount, until the Certificate Principal Balance of such class has been reduced to zero;
2) To the holders of the Class M-1 Certificates, the Principal Distribution Amount, until the Certificate Principal Balance of such class has been reduced to zero;
3) To the holders of the Class M-2 Certificates, the Principal Distribution Amount, until the Certificate Principal Balance of such class has been reduced to zero;
4) To the holders of the Class M-3 Certificates, the Principal Distribution Amount, until the Certificate Principal Balance of such class has been reduced to zero;

On or after the Stepdown Date on which a Trigger Event is not in effect

1) To the holders of the Class A Certificates, the Class A Principal Distribution Amount, until the Certificate Principal Balance of such class has been reduced to zero;
2) To the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance of such class has been reduced to zero;
3) To the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance of such class has been reduced to zero;

4) To the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance of such class has been reduced to zero;

Net Monthly Excess Cashflow:

1) To the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any related Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the holders of the Class A Certificates any remaining Unpaid Interest Shortfall Amount not paid under Interest Distributions above;
3) To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount and any Allocated Realized Loss Amount, in that order, for such certificates;
4) To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount and any Allocated Realized Loss Amount, in that order, for such certificates;
5) To the holders of the Class M-3 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount and any Allocated Realized Loss Amount, in that order, for such certificates;
6) To the holders of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, in that order, any Basis Risk Shortfall Carry Forward Amount, for such class; and
7) To the holders of the Class B-IO Certificates and the Class R Certificates, as provided in the pooling and servicing agreement.

Class A Principal Distribution Amount: For any applicable Distribution Date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of such Class A Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 14.00% and (B) the Current Specified Overcollateralization Percentage.

Class M-1 Principal Distribution Amount: For any applicable Distribution Date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts for such Distribution Date), and (2) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 6.50% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class M-2 Principal Distribution Amount: For any applicable Distribution Date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts for such Distribution Date), (2) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date), and (3) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 2.50% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class M-3 Principal Distribution Amount: For any applicable Distribution Date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts for such Distribution Date), (2) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date), (3) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Distribution Date) and (4) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the Current Specified Overcollateralization Percentage for the mortgage pool.

Overcollateralization Deficiency Amount: For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Distribution Date.

Overcollateralization Target Amount: Equal to 0.50% of the Cut-Off Date unpaid principal balance. As of August 1, 2003 the Overcollateralization Target Amount is expected to be approximately $1,998,670.

Overcollateralization Amount: For any Distribution Date, the amount, if any, by which (i) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period exceeds (ii) the sum of the Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates as of such Distribution Date.

Current Specified Overcollateralization Percentage: For any Distribution Date, a fraction expressed as a percentage the numerator of which is the related Overcollateralization Target Amount and the denominator of which is the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, and third, to the Class M Certificates, in reverse numerical order, until its certificate principal balance is reduced to zero. The pooling and servicing agreement does not permit the allocation of Realized Losses to the Class A Certificates.

Once Realized Losses have been allocated to the Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be reinstated thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to Class M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of Certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Yield Maintenance Agreement: The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to four yield maintenance agreements purchased with respect to the hybrid ARM mortgage loans. The Yield Maintenance Agreements are intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rate on the Certificates and the Net WAC Cap Rate (the "Yield Maintenance Agreements").

On each Distribution Date through the March 2008 Distribution Date, payments under the Yield Maintenance Agreements will be an amount equal to the product of (i) the excess of one-month LIBOR for such Distribution Date over the strike rate, (ii) the lesser of (a) the Certificate Principal Balance of the respective class for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit I, and (iii) the actual number of days in the corresponding accrual period divided by 360. It is anticipated that the Yield Maintenance Agreements will include the following terms:

- Class A-1 Notional Balance: Strike Rate 5.35% Months 1-55
- Class M-1 Notional Balance: Strike Rate 4.90% Months 1-55
- Class M-2 Notional Balance: Strike Rate 3.95% Months 1-55
- Class M-3 Notional Balance: Strike Rate 3.20% Months 1-55

See "Exhibit I – Yield Maintenance Schedule" for a schedule of Certificate Notional Amount by month

Exhibit I – Yield Maintenance Schedule

Assumptions:
- Notional amounts depicted below assume a prepayment speed of 18% CPR.
- Class M-1, Class M-2 and Class M-3 initially locked out of prepayments until Stepdown Date.

Date	Class A Notional	Class M-1 Notional	Class M-2 Notional	Class M-3 Notional
25-Aug-03	372,000,000.04	15,000,000.00	8,000,000.00	5,000,000.00
25-Sep-03	262,546,104.48	15,000,000.00	8,000,000.00	5,000,000.00
25-Oct-03	256,656,232.37	15,000,000.00	8,000,000.00	5,000,000.00
25-Nov-03	250,876,315.78	15,000,000.00	8,000,000.00	5,000,000.00
25-Dec-03	246,125,292.36	15,000,000.00	8,000,000.00	5,000,000.00
25-Jan-04	241,477,721.90	15,000,000.00	8,000,000.00	5,000,000.00
25-Feb-04	236,907,731.05	15,000,000.00	8,000,000.00	5,000,000.00
25-Mar-04	232,414,031.94	15,000,000.00	8,000,000.00	5,000,000.00
25-Apr-04	227,995,358.05	15,000,000.00	8,000,000.00	5,000,000.00
25-May-04	223,650,463.78	15,000,000.00	8,000,000.00	5,000,000.00
25-Jun-04	219,378,124.13	15,000,000.00	8,000,000.00	5,000,000.00
25-Jul-04	215,177,134.36	15,000,000.00	8,000,000.00	5,000,000.00
25-Aug-04	211,046,309.69	15,000,000.00	8,000,000.00	5,000,000.00
25-Sep-04	206,984,484.88	15,000,000.00	8,000,000.00	5,000,000.00
25-Oct-04	202,990,514.03	15,000,000.00	8,000,000.00	5,000,000.00
25-Nov-04	199,063,270.15	15,000,000.00	8,000,000.00	5,000,000.00
25-Dec-04	195,201,644.91	15,000,000.00	8,000,000.00	5,000,000.00
25-Jan-05	191,404,548.32	15,000,000.00	8,000,000.00	5,000,000.00
25-Feb-05	187,670,908.42	15,000,000.00	8,000,000.00	5,000,000.00
25-Mar-05	183,999,671.00	15,000,000.00	8,000,000.00	5,000,000.00
25-Apr-05	180,389,799.27	15,000,000.00	8,000,000.00	5,000,000.00
25-May-05	176,840,273.61	15,000,000.00	8,000,000.00	5,000,000.00
25-Jun-05	173,350,091.27	15,000,000.00	8,000,000.00	5,000,000.00
25-Jul-05	169,918,266.11	15,000,000.00	8,000,000.00	5,000,000.00
25-Aug-05	166,543,828.29	15,000,000.00	8,000,000.00	5,000,000.00
25-Sep-05	163,225,824.03	15,000,000.00	8,000,000.00	5,000,000.00
25-Oct-05	159,963,315.33	15,000,000.00	8,000,000.00	5,000,000.00
25-Nov-05	156,755,379.72	15,000,000.00	8,000,000.00	5,000,000.00
25-Dec-05	153,601,110.02	15,000,000.00	8,000,000.00	5,000,000.00
25-Jan-06	150,499,614.02	15,000,000.00	8,000,000.00	5,000,000.00
25-Feb-06	147,450,014.34	15,000,000.00	8,000,000.00	5,000,000.00
25-Mar-06	144,441,873.81	15,000,000.00	8,000,000.00	5,000,000.00
25-Apr-06	141,484,239.76	15,000,000.00	8,000,000.00	5,000,000.00
25-May-06	138,576,269.78	15,000,000.00	8,000,000.00	5,000,000.00
25-Jun-06	135,717,135.42	15,000,000.00	8,000,000.00	5,000,000.00
25-Jul-06	132,906,022.01	15,000,000.00	8,000,000.00	5,000,000.00
25-Aug-06	130,142,128.39	15,000,000.00	8,000,000.00	5,000,000.00
25-Sep-06	130,142,128.39	15,000,000.00	6,346,927.35	3,935,610.98
25-Oct-06	130,142,128.39	12,551,812.33	6,190,105.55	3,868,815.97

Exhibit I – Yield Maintenance Schedule

Assumptions:
- Notional amounts depicted below assume a prepayment speed of 18% CPR.
- Class M-1, Class M-2 and Class M-3 initially locked out of prepayments until Stepdown Date.

Date	Class A Notional	Class M-1 Notional	Class M-2 Notional	Class M-3 Notional
25-Nov-06	128,828,350.36	11,409,430.00	6,085,029.34	3,803,143.33
25-Dec-06	126,607,173.51	11,215,723.05	5,981,718.96	3,738,574.35
25-Jan-07	124,423,328.62	11,025,271.78	5,880,144.95	3,675,090.59
25-Feb-07	122,276,192.55	10,838,021.86	5,780,278.33	3,612,673.95
25-Mar-07	120,165,152.54	10,653,919.85	5,682,090.59	3,551,306.62
25-Apr-07	118,089,605.99	10,472,913.19	5,585,553.70	3,490,971.06
25-May-07	116,048,960.32	10,294,950.21	5,490,640.11	3,431,650.07
25-Jun-07	114,042,632.80	10,119,980.08	5,397,322.71	3,373,326.69
25-Jul-07	112,070,050.37	9,947,952.84	5,305,574.85	3,315,984.28
25-Aug-07	110,130,649.49	9,778,819.33	5,215,370.31	3,259,606.44
25-Sep-07	108,223,875.99	9,612,531.23	5,126,683.32	3,204,177.08
25-Oct-07	106,349,184.93	9,449,041.00	5,039,488.54	3,149,680.33
25-Nov-07	104,506,040.38	9,288,301.93	4,953,761.03	3,096,100.64
25-Dec-07	102,693,915.36	9,130,268.04	4,869,476.29	3,043,422.68
25-Jan-08	100,911,250.63	8,974,803.36	4,786,561.79	2,991,601.12
25-Feb-08	99,158,613.38	8,821,947.34	4,705,043.92	2,940,652.45
25-Mar-08 and thereafter	0.00	0.00	0.00	0.00

Exhibit II – Available Funds Cap

Assumptions: -all indices 20%
-30% CPR
-no losses

Date	Class A Effective Rate	Class M-1 Effective Rate	Class M-2 Effective Rate	Class M-3 Effective Rate
25-Sep-03	1.46	1.91	2.86	3.61
25-Oct-03	11.5	11.5	11.5	11.5
25-Nov-03	11.5	11.5	11.5	11.5
25-Dec-03	11.5	11.5	11.5	11.5
25-Jan-04	11.5	11.5	11.5	11.5
25-Feb-04	11.5	11.5	11.5	11.5
25-Mar-04	11.5	11.5	11.5	11.5
25-Apr-04	11.5	11.5	11.5	11.5
25-May-04	11.5	11.5	11.5	11.5
25-Jun-04	11.5	11.5	11.5	11.5
25-Jul-04	11.5	11.5	11.5	11.5
25-Aug-04	11.5	11.5	11.5	11.5
25-Sep-04	11.5	11.5	11.5	11.5
25-Oct-04	11.5	11.5	11.5	11.5
25-Nov-04	11.5	11.5	11.5	11.5
25-Dec-04	11.5	11.5	11.5	11.5
25-Jan-05	11.5	11.5	11.5	11.5
25-Feb-05	11.5	11.5	11.5	11.5
25-Mar-05	11.5	11.5	11.5	11.5
25-Apr-05	11.5	11.5	11.5	11.5
25-May-05	11.5	11.5	11.5	11.5
25-Jun-05	11.5	11.5	11.5	11.5
25-Jul-05	11.5	11.5	11.5	11.5
25-Aug-05	11.5	11.5	11.5	11.5
25-Sep-05	11.5	11.5	11.5	11.5
25-Oct-05	11.5	11.5	11.5	11.5
25-Nov-05	11.5	11.5	11.5	11.5
25-Dec-05	11.5	11.5	11.5	11.5
25-Jan-06	11.5	11.5	11.5	11.5
25-Feb-06	11.5	11.5	11.5	11.5
25-Mar-06	11.5	11.5	11.5	11.5
25-Apr-06	11.5	11.5	11.5	11.5
25-May-06	11.5	11.5	11.5	11.5
25-Jun-06	11.5	11.5	11.5	11.5
25-Jul-06	11.5	11.5	11.5	11.5
25-Aug-06	11.5	11.5	11.5	11.5

Exhibit II – Available Funds Cap (cont'd)

Assumptions: -all indices 20%
-30% CPR
-no losses

25-Sep-06	11.5	11.5	11.5	11.5
25-Oct-06	11.5	11.5	11.5	11.5
25-Nov-06	11.5	11.5	11.5	11.5
25-Dec-06	11.5	11.5	11.5	11.5
25-Jan-07	11.5	11.5	11.5	11.5
25-Feb-07	11.5	11.5	11.5	11.5
25-Mar-07	11.5	11.5	11.5	11.5
25-Mar-07	11.5	11.5	11.5	11.5
25-Apr-07	11.5	11.5	11.5	11.5
25-May-07	11.5	11.5	11.5	11.5
25-Jun-07	11.5	11.5	11.5	11.5
25-Jul-07	11.5	11.5	11.5	11.5
25-Aug-07	11.5	11.5	11.5	11.5
25-Sep-07	11.5	11.5	11.5	11.5
25-Oct-07	11.5	11.5	11.5	11.5
25-Nov-07	11.5	11.5	11.5	11.5
25-Dec-07	11.5	11.5	11.5	11.5
25-Jan-08	11.5	11.5	11.5	11.5
25-Feb-08	11.5	11.5	11.5	11.5
25-Mar-08	11.5	11.5	11.5	11.5

Exhibit III - Price/Yield Tables

Class A
Price: 100-00

Speed	0.00%CPR	15.00%CPR	30.00%CPR	40.00%CPR	50.00%CPR
Yield (%)	1.49	1.49	1.49	1.49	1.49
WAL (yrs)	18.06	4.39	2.10	1.45	1.08
Start	9/25/2003	9/25/2003	9/25/2003	9/25/2003	9/25/2003
End	11/25/2029	10/25/2012	2/25/2008	10/25/2006	12/25/2005
Length (mos)	315	110	54	38	28

Class M-1
Price: 100-00

Speed	0.00%CPR	15.00%CPR	30.00%CPR	40.00%CPR	50.00%CPR
Yield (%)	1.95	1.95	1.95	1.95	1.95
WAL (yrs)	24.43	7.45	3.85	3.16	2.32
Start	8/25/2023	10/25/2007	10/25/2006	10/25/2006	12/25/2005
End	11/25/2029	10/25/2012	2/25/2008	10/25/2006	12/25/2005
Length (mos)	76	61	17	1	1

Class M-2
Price: 100-00

Speed	0.00%CPR	15.00%CPR	30.00%CPR	40.00%CPR	50.00%CPR
Yield (%)	2.92	2.92	2.92	2.92	2.92
WAL (yrs)	24.43	7.45	3.81	3.15	2.32
Start	8/25/2023	10/25/2007	9/25/2006	9/25/2006	12/25/2005
End	11/25/2029	10/25/2012	2/25/2008	10/25/2006	12/25/2005
Length (mos)	76	61	18	2	1

Class M-3
Price: 97-16

Speed	0.00%CPR	15.00%CPR	30.00%CPR	40.00%CPR	50.00%CPR
Yield (%)	3.85	4.09	4.42	4.57	4.85
WAL (yrs)	24.43	7.45	3.81	3.11	2.32
Start	8/25/2023	10/25/2007	9/25/2006	9/25/2006	12/25/2005
End	11/25/2029	10/25/2012	2/25/2008	10/25/2006	12/25/2005
Length (mos)	76	61	18	2	1

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BSALTA 2003-2

BSALTA 2003-2

PROD TYPE	Count	Balance	Percent	GWAC	NWAC	Min GWAC	Max GWAC	Avg Balance	Gr. Margin	Periodic Rate	Min Rate	Max Rate	Orig Term	Age	Rem Term	LTV	FICO	Mo. Roll	Initial Cap
A. 1 MO CMT	2	2,906,823.28	0.73	3.299	2.924	2.750	3.375	1,453,411.64	2.220	0.000	2.220	12.136	300	25	275	58.61	701	1	6.291
A. 1 MO LIBOR	80	23,692,542.05	5.93	3.802	3.427	3.476	6.125	296,156.78	2.392	1.000	2.392	11.696	360	4	356	77.18	714	1	1.173
A. 1 MO PRIME	1	309,999.15	0.08	4.625	4.250	4.625	4.625	309,999.15	2.000	0.000	2.000	12.000	300	22	278	59.62	675	1	5.875
A. 6 MO LIBOR	22	7,173,629.33	1.79	5.200	4.825	3.500	7.125	326,074.06	2.346	1.000	2.346	11.927	353	5	348	72.60	718	3	1.000
A. COFI	1	407,939.13	0.10	5.000	4.625	5.000	5.000	407,939.13	2.750	0.000	2.750	11.950	360	12	348	80.00	765	1	0.000
A. MTA	2	522,696.85	0.13	3.572	3.197	3.375	3.625	261,348.43	2.557	7.000	2.557	11.513	360	10	350	72.93	698	1	7.500
C. 1 YR CMT	2	950,478.28	0.24	4.817	4.442	4.750	4.875	475,239.14	2.750	2.000	2.750	10.817	360	5	355	80.00	780	7	2.000
D. 2/6 LIBOR	247	63,079,842.68	15.78	6.837	6.462	3.625	9.375	255,383.98	3.858	1.010	3.858	12.233	360	5	355	79.99	695	19	3.794
E. 3/6 LIBOR	141	40,960,056.43	10.25	6.162	5.787	3.750	8.500	290,496.85	2.675	1.042	2.675	11.613	360	5	355	77.51	708	31	4.275
F. 5/1 CMT	41	8,711,010.33	2.18	5.410	5.071	4.125	6.375	212,463.67	2.817	2.000	2.817	11.516	358	22	336	79.09	725	44	5.049
F. 5/1 LIBOR	16	5,238,226.37	1.31	4.872	4.497	3.625	5.875	327,389.15	2.314	2.000	2.314	9.490	360	4	356	64.74	732	56	5.311
F. 5/6 LIBOR	731	241,970,656.60	60.53	6.092	5.709	4.250	9.000	331,013.21	2.622	1.083	2.622	11.371	360	3	357	77.12	700	57	5.247
G. 7/1 CMT	1	354,611.21	0.09	6.625	6.250	6.625	6.625	354,611.21	2.750	2.000	2.750	11.630	360	5	355	94.99	722	79	5.000
G. 7/1 LIBOR	1	381,449.06	0.10	5.500	5.125	5.500	5.500	381,449.06	2.750	2.000	2.750	7.500	360	7	353	80.00	781	77	7.500
G. 7/6 LIBOR	5	1,456,690.37	0.36	6.058	5.683	5.000	6.500	291,338.07	2.297	1.468	2.297	11.646	360	5	355	66.86	715	79	5.541
H. 10/6 LIBOR	4	1,617,400.00	0.40	6.534	6.093	5.250	7.625	404,350.00	2.185	1.214	2.185	12.200	360	10	350	82.11	671	110	5.666
TOTAL	**1,297**	**399,734,051.12**	**100.00**	**6.007**	**5.627**	**2.750**	**9.375**	**308,198.96**	**2.798**	**1.101**	**2.798**	**11.546**	**359**	**5**	**355**	**77.27**	**703**	**43**	**4.608**

Current Balance

CURRENT BALANCE	total
- 100,000	2.16
100,001 - 150,000	6.47
150,001 - 200,000	7.21
200,001 - 250,000	8.11
250,001 - 300,000	8.16
300,001 - 350,000	8.83
350,001 - 400,000	9.64
400,001 - 450,000	10.23
450,001 - 500,000	6.71
500,001 - 550,000	5.94
550,001 - 600,000	5.79
600,001 - 650,000	7.11
650,001 - 700,000	1.02
700,001 - 750,000	1.67
750,001 - 800,000	0.99
800,001 - 850,000	1.43
850,001 - 900,000	0.88
900,001 - 950,000	1.39
950,001 - 1,000,000	2.97
1,000,001 - 1,500,000	0.91
1,500,001 +	2.40
TOTAL	**100.00**

Loan to Value

LOAN TO VALUE	Total
0.01 - 30.00	0.15
30.01 - 40.00	0.60
40.01 - 50.00	2.65
50.01 - 60.00	4.42

Loan to Value

LOAN TO VALUE	Total
60.01 - 65.00	4.45
65.01 - 70.00	9.32
70.01 - 75.00	8.69
75.01 - 80.00	50.65
80.01 - 85.00	1.70
85.01 - 90.00	12.27
90.01 - 95.00	4.36
95.01 - 100.00	0.73
TOTAL	100.00

Gross Rate

CURRENT GROSS COUPON	Total
- 4.999	12.05
5.000 - 5.249	3.22
5.250 - 5.499	6.45
5.500 - 5.749	9.33
5.750 - 5.999	12.89
6.000 - 6.249	11.34
6.250 - 6.499	12.07
6.500 - 6.749	8.90
6.750 - 6.999	9.68
7.000 - 7.249	4.96
7.250 - 7.499	3.07
7.500 - 7.749	2.28
7.750 - 7.999	1.84
8.000 - 8.249	0.69
8.250 - 8.499	0.91
8.500 - 8.749	0.18
9.000 - 9.249	0.12
9.250 - 9.499	0.03
TOTAL	100.00

Credit Score

FICO SCORE	Total
- 600	0.38
601 - 620	0.31
621 - 640	4.16
641 - 660	13.01
661 - 680	16.25
681 - 700	16.83
701 - 720	16.86
721 - 740	10.58
741 - 760	9.89
761 - 780	8.20
781 - 800	2.53
801 +	1.01
TOTAL	100.00

BSALTA 2003-2

Original Term	
STATED ORIGINAL TERM	Total
121 - 180	0.02
241 - 359	1.00
360 - 360	98.97
TOTAL	100.00

Gross Margin	
GROSS COUPON MARGIN	Total
- 1.999	1.16
2.000 - 2.249	0.69
2.250 - 2.499	39.90
2.500 - 2.749	0.30
2.750 - 2.999	43.66
3.000 - 3.249	1.08
3.250 - 3.499	0.72
3.500 - 3.749	0.36
3.750 - 3.999	[illegible]
4.000 - 4.249	
4.250 - 4.499	
4.500 - 4.749	
4.750 - 4.999	
5.000 - 5.249	[illegible]
5.500 - 5.749	0.
5.750 - 5.999	0.
6.000 - 6.249	0.
6.500 +	0.3
TOTAL	100.00

Maximum Rate	
ARM MAX RATE	Total
- 7.999	0.55
8.500 - 8.999	0.31
9.000 - 9.499	0.68
9.500 - 9.999	2.04
10.000 - 10.499	6.29
10.500 - 10.999	16.64
11.000 - 11.499	21.98
11.500 - 11.999	21.21
12.000 - 12.499	12.70
12.500 - 12.999	9.30
13.000 - 13.499	5.32
13.500 - 13.999	1.89
14.000 - 14.499	0.42
14.500 - 14.999	0.12
15.000 - 15.499	0.18
16.000 - 16.499	0.36
TOTAL	100.00

BSALTA 2003-2

State

STATE	Total
AL	0.20
AR	0.02
AZ	9.51
CA	41.74
CO	3.77
CT	0.94
DC	0.90
DE	0.22
FL	6.80
GA	4.87
HI	0.17
ID	0.09
IL	4.83
IN	0.51
KS	0.12
KY	0.11
MA	3.51
MD	1.33
ME	0.03
MI	0.97
MN	0.35
MO	0.05
NC	0.91
NH	0.07
NJ	3.38
NV	1.34
NY	2.53
OH	0.51
OK	0.05
OR	0.85
PA	1.35
RI	0.17
SC	0.91
TN	0.23
TX	1.31
UT	1.06
VA	2.04
VT	0.04
WA	2.13
WI	0.07
TOTAL	100.00

Net Rate

CURRENT NET COUPON	Total
- 4.999	18.20
5.000 - 5.249	8.18
5.250 - 5.499	11.75
5.500 - 5.749	13.22
5.750 - 5.999	12.53
6.000 - 6.249	9.22

BSALTA 2003-2

Net Rate

CURRENT NET COUPON	Total
6.250 - 6.499	9.47
6.500 - 6.749	6.99
6.750 - 6.999	2.84
7.000 - 7.249	3.33
7.250 - 7.499	1.40
7.500 - 7.749	1.34
7.750 - 7.999	0.90
8.000 - 8.249	0.48
8.500 - 8.749	0.10
8.750 - 8.999	0.02
9.000 - 9.249	0.03
TOTAL	100.00

Remaining Term

REMAINING TERM	Total
121 - 179	0.02
241 - 359	99.98
TOTAL	100.00

Purpose

LOAN PURP	Total
CASH OUT REFINANCE	29.43
PURCHASE	55.68
RATE/TERM REFINANCE	14.89
TOTAL	100.00

Occupancy

OCCTYPE	Total
NON-OWNER OCCUPIED	14.96
OWNER OCCUPIED	80.79
SECOND HOME	4.25
TOTAL	100.00

Property Type

PROPTYPE	Total
2-4 FAMILY	11.08
CONDO	8.31
PUD	19.13
SINGLE FAMILY	61.48
TOTAL	100.00

Months to Roll

MO ROLL	Total
1 - 6	8.87
7 - 12	0.27
13 - 18	6.09
19 - 24	11.80
25 - 30	1.75

BSALTA 2003-2

Months to Roll

MO ROLL	Total
31 - 36	6.87
43 - 48	0.44
49 - 54	7.84
55 - 60	55.11
73 - 78	0.22
79 - 84	0.33
85 - 90	0.11
115 - 120	0.30
TOTAL	100.00

Documentation

DOCTYPE	Total
FULL DOCUMENTATION	17.63
NO DOCUMENTATION	23.75
REDUCED DOC	58.62
TOTAL	100.00

Product Type

PROD TYPE	Total
A. 1 MO CMT	0.73
A. 1 MO LIBOR	5.93
A. 1 MO PRIME	0.08
A. 6 MO LIBOR	1.79
A. COFI	0.10
A. MTA	0.13
C. 1 YR CMT	0.24
D. 2/6 LIBOR	15.78
E. 3/6 LIBOR	10.25
F. 5/1 CMT	2.18
F. 5/1 LIBOR	1.31
F. 5/6 LIBOR	60.53
G. 7/1 CMT	0.09
G. 7/1 LIBOR	0.10
G. 7/6 LIBOR	0.36
H. 10/6 LIBOR	0.40
TOTAL	100.00